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                                                                       EXHIBIT 4
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                          First Modification to Second
                               Amended Disclosure
                         Statement dated August 7, 1998






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                         UNITED STATES BANKRUPTCY COURT
                          SOUTHERN DISTRICT OF FLORIDA

In re:

                                                   CASE NO. 98-20169-BKC-RBR

2CONNECT EXPRESS, INC.,

                                                   CHAPTER 11
            Debtor.
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            FIRST MODIFICATION TO SECOND AMENDED DISCLOSURE STATEMENT

                  2CONNECT EXPRESS, INC. (the "Debtor"), files its First Modification to Second Amended Disclosure Statement, such Disclosure Statement having been served on all creditors and interested parties via First Class mail on July 17, 1998. The Modification contained herein applies only to Article V, subsections (B) through (G) of the Second Amended Disclosure Statement for Amended Plan of Reorganization. The relevant subsections are modified as follows:

                                    ARTICLE V
               MEANS FOR EXECUTION AND IMPLEMENTATION OF THE PLAN

                  A. VESTING OF PROPERTY OF THE ESTATE.

                             No modification.

                  B. RETENTION OF EQUITY SECURITIES.

                  This Section shall be deleted and the following substituted therefor:

                  On the Effective Date, the interests of all holders of pre-petition Equity Securities and all such Equity Securities shall be deemed cancelled and extinguished.



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                  C. MEANS FOR IMPLEMENTATION OF PLAN.

                  This Section shall be deleted and the following substituted therefor:

                  The Debtor, since the filing of this case, has been streamlining its costs, downsizing its operations and liquidating excess assets. The Debtor has completed such efforts by closing all of its remaining stores, with the exception of the Coral Square store location, eliminating all but a small staff at the corporate level and liquidating, through auction, all remaining excess inventory, equipment and furniture. Prior to the Effective Date, the Debtor anticipates that it will have liquidated and reduced to Cash all of its excess assets with the exception of those assets which it will retain as a reorganized Debtor pursuant to the terms hereof.

                  In addition, the Debtor and the Committee assert that they have negotiated and finalized the terms upon which Sterne Agee will make a New Value Contribution in the amount of $185,000 on the Effective Date. The Debtor has already received $10,000 from Bobby Allison Cellular in connection therewith. The proceeds from the liquidation of assets and the New Value Contribution shall be included in Available Cash. Nevertheless, despite the Debtor and the Committee believing they have reached such an agreement with Sterne Agee, Sterne Agee has recently indicated that it does not currently have an obligation to go forward and perform its alleged obligation thereunder. The Debtor and the Committee contend that Sterne Agee has anticipatorily breached its









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agreement to fund the New Value Contribution. Sterne Agee contends that it has not breached such agreement because the Debtor failed to perform a condition precedent thereto. Also, Sterne Agee asserts that it never agreed to make a New Value Contribution but only to purchase certain assets in the event the Debtor complies with the conditions precedent. The Debtor is preparing to file a lawsuit against Sterne Agee in these bankruptcy proceedings (the "Adversary Complaint") based upon the assertion that Sterne Agee has refused to perform and has breached such agreement. If Sterne Agee ultimately does not comply with the obligations the Debtor and the Committee believe it has and the New Value Contribution is not made per the terms of such agreement, then the Debtor shall liquidate all of its remaining assets in a manner which will provide the highest and best value to the estate. Such assets shall include the lease of the Coral Square store and all remaining fixtures. Any proceeds therefrom, including any net recoveries obtained from Sterne Agee in connection with the Adversary Complaint, shall be included in the Available Cash for distribution to creditors hereunder.

                  If the New Value Contribution is not deposited into an escrow account acceptable to the Debtor so as to be available to the Debtor upon confirmation of the Plan within three (3) days prior to the hearing on confirmation of the Plan, then the Debtor shall file with the Court and serve a notice on all parties in interest that the Debtor will seek confirmation of the Plan as a liquidating plan and that the Debtor will not reorganize.















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                  On the Effective Date of the Plan, the Debtor will use the
Available Cash to pay the Allowed Administrative Claims, to reserve for future Allowed Administrative Claims, to pay the Allowed Secured Claim, the Allowed Priority Tax Claims and the Allowed Priority Claims. Immediately thereafter, the Debtor will make a Pro Rata Distribution of the remainder of the Available Cash to the holders of Allowed Unsecured Claims. To do so, the Debtor will utilize the Cash on hand on the Effective Date, which Cash was generated through operations, through the sale/liquidation of assets, collection of accounts receivables and the New Value Contribution, if applicable. Thereafter, and to the extent any such assets are not liquidated as of the Effective Date, the Reorganized Debtor shall continue its liquidation efforts and shall, within ten
(10) days after receipt of the net proceeds from any such liquidation, including from the Adversary Complaint, distribute the net proceeds therefrom (after payment of Allowed Administrative Claims) Pro Rata to the holders of Allowed Unsecured Claims pursuant to the terms of the Plan.

                  The Debtor shall create a Distribution Reserve on the Effective Date of the Plan from the Cash on hand so as to enable any post-confirmation Allowed Administrative Claims to be paid, including those incurred in connection with the prosecution of the Adversary Complaint.

                  Finally, the Debtor will complete any and all objections to claims filed or to be filed in these proceedings. If the Debtor is successful therein, then any monies reserved on





















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the Effective Date for such claims will be re-distributed to all Allowed
Unsecured Claims hereunder after the Debtor obtains a Final Order on the last objection to claims.

                  D.   THE NEW VALUE CONTRIBUTION.

                  This Section shall be deleted and the following substituted therefor:

                  The Committee and the Debtor assert that they have negotiated an agreement with Sterne Agee on the amount and contribution of the New Value Contribution. The Debtor and the Committee assert that pursuant to the alleged agreement, the New Value Contribution is to be $185,000, which amount is to be paid to the Debtor on the Effective Date. The Debtor has already received $10,000 from Bobby Allison Cellular in connection therewith. Nevertheless, despite the Debtor and the Committee believing they have reached such an agreement with Sterne Agee, Sterne Agee has recently taken the position that it has no current obligation to perform. The Debtor and the Committee contend that Sterne Agee has anticipatorily breached its agreement to fund the New Value Contribution. Sterne Agee contends that it has not breached such agreement because the Debtor failed to perform a condition precedent thereto. Also, Sterne Agee asserts that it never agreed to make a New Value Contribution but only to purchase certain assets in the event the Debtor complies with the conditions precedent. The Debtor is preparing to file a lawsuit against Sterne Agee in these bankruptcy proceedings based upon




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Sterne Agee's anticipated refusal to perform.

                  E. THE MERGER WITH BOBBY ALLISON CELLULAR.

                  The following shall be added to this Subsection: If Sterne Agee does not comply with its obligation (as alleged by the Debtor and the Committee) to fund the New Value Contribution prior to the Effective Date, then the Debtor will cease to exist as of the Effective Date and the estate will survive and continue so as to resolve all pending matters. As a result, all business operations of the Debtor shall be discontinued and the merger with Bobby Allison shall not go forward.

                  F. POST-CONFIRMATION MANAGEMENT.

                  The following shall be added to this Subsection: If Sterne Agee does not comply with its obligation (as alleged by the Debtor and the Committee) to fund the New Value Contribution prior to the Effective Date, then the Debtor will cease to exist as of the Effective Date and the estate will survive and continue so as to resolve all pending matters. As a result, there will be no post-confirmation management of the Debtor. However, Mr. Thomas Hicks and certain administrative staff shall remain in order to finalize all matters which pertain to the estate, including prosecution of the Adversary Complaint and making of Distributions to creditors.

                  G. PRESERVATION, PROSECUTION AND DEFENSE OF CAUSES OF ACTION. The following shall be added to this subsection:

                  The Debtor and the Debtor's estate shall preserve any and all claims and causes of action that they have had, now have, or may in the future have against Sterne Agee including without limitation those claims arising out of Sterne Agee's alleged failure to fund the New Value Contribution.




































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                             2CONNECT EXPRESS, INC.




                                 By:
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                                 Thomas H. Hicks
                                 President































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